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                                  PRESS RELEASE

    ADLT ANNOUNCES SOUTHERN CALIFORNIA EDISON ENERGY REBATE FOR ITS 300 WATT
                      UNI-FORM(R) PULSE START RETROFIT KIT

SOLON, OH, APRIL 6, 2001--ADVANCED LIGHTING TECHNOLOGIES, INC. (NASDAQ: ADLT) today announced that Southern California Edison has responded this week to ADLT's announcement of its Uni-Form(R) Pulse Start 300 watt retrofit kit by quickly adding this to their 2001 Express Efficiency Energy Customer Rebate Program. Southern California Edison will rebate up to $40 for each kit.

Wayne Hellman, ADLT Chairman and CEO commented, "The energy savings of our new 300 watt Uni-Form Pulse Start kit in California is anticipated to be between $80 and $160 per year. The SCE $40 rebate will reduce the cost to the customer of the kit by between 30% and 40%, including the installation cost. This could lower the return on the customer's investment time to 3 to 6 months. We anticipate that the action taken by SCE to encourage installation of retrofit kits will be repeated by other utility companies."

As announced earlier this week, ADLT launched its 300 watt energy saving retrofit kit. The 300 watt metal halide retrofit kit saves up to 135 system watts compared to old 400 watt technology while producing the same light with faster warm-up, faster re-strike, longer life and superior color uniformity. The 300 watt kit savings at 6000 hours of annual usage, is approximately 810 KWH of electricity. At $.10 per KWH, the savings equals $81 per year, per fixture. A typical warehouse, big box retailer or assembly operation with 400 fixtures would save more than $32,000 in energy costs per year. Some parts in the U. S. anticipate paying up to $.20 per KWH, which could increase the savings to $162 per year.

ADLT estimates that the existing industry-wide installed base of the 400 watt metal halide and high pressure sodium lamps is 40 million units. If 20 percent of this installed base were replaced, the estimated savings to customers would be approximately $640 million of energy per year at $.10 per KWH.

Advanced Lighting Technologies, Inc. is an innovation-driven designer, manufacturer, and marketer of metal halide lighting products, including materials, system components and systems. The Company also develops, manufactures and markets passive optical telecommunications devices, components and equipment based on the optical coating technology of its wholly-owned subsidiary, Deposition Sciences, Inc.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties. As discussed in the Company's SEC filings, covenants in the Company's bank credit facility, the indenture relating to the Company's 8% Senior Notes and the Company's agreements with General Electric Company limit certain corporate actions. Other risks and uncertainties include the timely development and market acceptance of new products, including production equipment, the ability to provide adequate incentives to retain and attract key employees, the impact of competitive products and pricing, and other risks detailed from time-to-time in the Company's EDGAR filings with the Securities and Exchange Commission. In particular, see "Risk Factors" in the Company's Form 10-K for the fiscal year ended June 30, 2000.

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Without limiting the foregoing, the words "believes," "anticipates," "plans,"
"expects" and similar expressions are intended to identify forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements.

For further information, contact:

Lisa Barry
Advanced Lighting Technologies, Inc.
440-836-7111